Exhibit 99.1

Ford Debuts 2016 F-150 with Westport WiNG™ Power System

~New CNG-Capable 2016 Ford F-150 On Display at ACT Expo ~

DALLAS, May 5, 2015 /CNW/ - Westport Innovations Inc. (TSX:WPT/NASDAQ:WPRT), engineering the world's most advanced natural gas engines and vehicles, announced today plans to offer 2016 Ford F-150 trucks for use with the compressed natural gas (CNG) Westport WiNG™ Power System, and certify to EPA and CARB standards. The first 2016 F-150 featuring the Westport WiNG™ Power System will be unveiled today at the Alternative Clean Transportation (ACT) Expo in Dallas, Texas, and is expected to be available for order this summer.

The vehicle will be on display in the Ford booth at ACT Expo from May 5 to 7.

As one of Ford's largest qualified vehicle modifiers, Westport is offering the 2016 Ford F-150 as a dedicated or bi-fuel CNG Westport WiNG™ Power System vehicle. Designed to transport passengers and cargo, the 2016 Ford F-150 offers a 5.0-liter gaseous prep engine with improved emissions compared to gasoline.

Dedicated and bi-fuel options will give fleets more fuel flexibility. The 2016 F-150 will be a smart choice for those wanting the advantages of a pickup truck that is lighter than previous-generation F-150s. The new aluminum alloy body introduced on the 2015 F-150 reduces the weight of the truck by as much as 700 lbs.

"The F-150 with the 5.0 liter engine is a significant fleet vehicle, as fleets prefer its size, fuel economy and price. This will create a tremendous opportunity for fleets that previously had purchased heavy-duty pickups, but really preferred the benefits of light-duty trucks," said Paul Shaffer, Vice President Westport Dallas.

The Ford F-150 pickup truck is available with a 17 gasoline gallon equivalent (GGE) or 23 GGE tank. Westport engineers are currently evaluating underbody tank options as well. The existing Ford OEM warranty remains intact.

Visit Westport's website for more information about our Westport WiNG™ Power System bi-fuel and dedicated CNG Ford vehicles at: http://www.westport.com/wing

About Westport
Westport engineers the world's most advanced natural gas engines and vehicles. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. We work with original equipment manufacturers (OEMs) worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs.  To learn more about our business, visit westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom.

Note: This document contains forward-looking statements about Westport's business, operations, technology development or the environment in which it operates, which are based on Westport's estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Westport's control. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SOURCE Westport Innovations Inc.

Image with caption: "2016 Ford F-150 with CNG Westport WiNG(TM) Power System (CNW Group/Westport Innovations Inc.)". Image available at: http://photos.newswire.ca/images/download/20150505_C4823_PHOTO_EN_16218.jpg

%CIK: 0001370416

For further information: Inquiries: Darren Seed, Vice President, Capital Markets & Communications, Westport, T 604-718-2046, invest@westport.com; Media Inquiries: Nicole Adams, Director, Communications, Westport, T: 604-790-1908, media@westport.com

CO: Westport Innovations Inc.

CNW 08:00e 05-MAY-15